Exhibit (a)(52)
COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.	SUPERIOR COURT BUSINESS LITIGATION SESSION

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IN RE GENZYME CORPORATION,	)
SHAREHOLDER LITIGATION	)	Lead Case No. 10-03777-BLS1
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This Document Relates to:	)
ALL ACTIONS.	)

PLAINTIFFS’ EMERGENCY MOTION FOR PRELIMINARY INJUNCTION TO
ESCROW A PORTION OF THE ACQUISITION PROCEEDS FOR THE PAYMENT
OF PLAINTIFFS’ COUNSEL’S ATTORNEYS’ FEES AND EXPENSES
INTRODUCTION
     1. Lead Plaintiffs1 respectfully move this Court pursuant to Massachusetts Rule of Civil Procedure 65(b) (“Rule 65(b)”) for an Order enjoining the full distribution to Genzyme Corporation (“Genzyme” or the Company”) stockholders of proceeds from the agreed-to acquisition2 by Sanofi-Aventis SA (“Sanofi”) of Genzyme (the “Acquisition”), pending Lead Plaintiffs’ counsel’s forthcoming application for a reasonable award of attorneys’ fees and expenses (the “Fee Application”).
     2. This meritorious shareholder action (the “Action”) pressured Genzyme’s board of directors (“Defendants”) to engage in good faith negotiations with Sanofi, and to publish truthful information about Genzyme’s financial condition that allowed Sanofi to purchase the Company. Lead Interim Class Counsel warrant a reasonable attorneys’ fee for the financial benefit, shared

[1]	Lead Plaintiffs are Louisiana Municipal Police Employees’ Retirement System (“LAMPERS”), Chester County Employees Retirement Fund (“Chester County”), Alan R. Kahn (“Kahn”) and David Shade (“Shade”).

[2]	The Acquisition is comprised of a first-step tender offer (the “Tender Offer”) followed by, if necessary, a second-step merger (the “Merger”).

by all Genzyme shareholders, which resulted from these efforts. Following the closing of the Acquisition, Lead Plaintiffs will then make their Fee Application, which Defendants are free to oppose in full or in part.
     3. More specifically, after this Action was filed, Defendants, who had previously refused even to negotiate with Sanofi, agreed to support Sanofi’s revised Tender Offer, causing a class-wide benefit of $10.58 per Genzyme share, or $2.65 billion. The aggregate Acquisition cash consideration totals $19.4 billion, and for their efforts, Lead Plaintiffs’ counsel request that $1.9 million be set aside for attorneys’ fees.
     4. Lead Plaintiffs had also demanded that Genzyme clarify its initial disclosures as to why Defendants were refusing to negotiate with Sanofi. In fact, Sanofi’s counsel and Lead Plaintiffs’ counsel worked together to craft these new disclosures, which efforts helped ultimately to secure Genzyme’s agreement to be acquired.3
     5. Lead Plaintiffs now seek to ensure that their counsel are fairly compensated for their efforts in securing a class benefit of approximately $2.65 billion.4 Specifically, Lead Plaintiffs seek an injunction to ensure the creation of an escrow of a minuscule portion of the Acquisition consideration being paid and distributed to Genzyme shareholders in order to permit Lead Plaintiffs the opportunity to seek an award of attorneys’ fees — equal to just 0.07% of the

[3]	See Declaration of Lee D. Rudy in support of Plaintiffs’ Emergency Motion for Preliminary Injunction to Escrow a Portion of the Common Fund for the Payment of Attorneys’ Fees and Reimbursement of Expenses (“Rudy Decl.”) at ¶2.

[4]	Plaintiffs calculate the approximate value of the common fund by taking the total number of public shares of Genzyme common stock outstanding and multiplying that number by the per share increase in cash consideration ($5.00) and the “intrinsic value” of the contingent value right being granted pursuant to the Acquisition ($5.58).

increased Acquisition consideration and a multiple of approximately 2 times the lodestar of Lead Plaintiffs’ counsel — for their counsel’s efforts in securing this benefit.5
     6. It is universally recognized that “[w]here a party ‘has, at his or her own expense, been successful in creating, preserving or enlarging a fund in which other parties have a rightful share,’ a court may order the payment of attorneys’ fees and expenses out of the fund . . . .” Coggins v. New England Patriots Football Club, Inc., 406 Mass. 666, 669 (1990) (quoting Pearson v. Board of Health of Chicopee, 402 Mass. 797, 801 n.3 (1988)). As an equitable precaution, however, courts have held that where the proceeds of a common fund will be distributed before a court has the opportunity to rule on a motion for an award of attorneys’ fees from that fund, it is appropriate for a plaintiff to move for a preliminary injunction to escrow a portion of consideration of a common fund for a later determination as to an award of attorneys’ fees. Upon such application, defendants often agree, while contesting plaintiffs’ entitlement to any fee, that if a fee is awarded they will pay it after the transaction closes. See, e.g., In re Amicas, Inc. S’holder Litig, C.A. Nos. 10-0174-BLS2, 10-0412-BLS2, Slip Op. at 4, n.l (Mass. Sup. Ct. Dec. 4,2010) (J. Neel) (defendants agreed to pay whatever fee was awarded by the court post-closing, then opposed the fee request).6
     7. Lead Plaintiffs have demanded that Defendants agree either to escrow a portion of the Acquisition consideration for payment of attorneys’ fees, or to agree to be responsible for paying any such award post-closing of the Acquisition. Rudy Decl. at ¶2. However, Defendants have not agreed to either. Accordingly, Lead Plaintiffs file this emergency motion to ensure that

[5]	This Motion is being filed as an emergency motion under Superior Court Rule 9A(e)(1), without following the usual motion service and filing procedure under Rule 9A(b) because of the time-sensitive nature of the relief Lead Plaintiffs seek. As the Tender Offer is scheduled to expire on April 1, 2011, emergency relief is required to permit Lead Plaintiffs to be heard on this motion in advance of the Tender Offer’s expiration and the consequent distribution of the Acquisition proceeds to the Class.

[6]	Attached as Exhibit A to the Rudy Decl.

funds are available to pay Lead Plaintiffs’ counsel’s fees should the Court later deem that such an award is appropriate. Lead Plaintiffs respectfully request that the Court grant the Motion and enjoin the distribution of the full amount of the Acquisition consideration to Genzyme shareholders and to escrow, in an interest bearing account, $1.9 million, or approximately 0.07% of the common fund that Lead Plaintiffs’ counsel helped create, which represents a reasonable 2 times multiplier of Lead Plaintiffs’ counsel’s lodestar. See In re Amicas, Inc. S’holder Litig., Slip Op. at 8 (awarding a 5 times multiplier on plaintiffs’ counsel’s lodestar for causing enhanced disclosures which led to increase in merger consideration).
FACTUAL AND PROCEDURAL HISTORY
     8. Lead Plaintiffs initiated the litigation on August 16, 2010, when the first of Lead Plaintiffs’ four complaints were filed.7 Lead Plaintiffs demanded that Genzyme’s Board of Directors (the “Board”) fulfill their fiduciary duties and negotiate in good faith with Sanofi to reach a mutually agreeable transaction that would provide for the highest available acquisition price for Genzyme stockholders. Specifically, the first-filed Chester County Complaint,8 for example, alleged that “defendant Termeer and the Board stubbornly refuse to genuinely and in good faith consider a sale of the Company that would maximize value for its public shareholders.” Id. at ¶39.
     9. On October 4, 2010, Sanofi-Aventis SA (“Sanofi”) launched a hostile tender offer (the “Hostile Offer”) seeking to acquire all outstanding shares of common stock of Genzyme Corporation (“Genzyme” or the “Company”) for $69 per share in cash. Consolidated Complaint,

[7]	These actions were each first filed in the Superior Court for Middlesex County, but were all transferred by consent of the parties to the BLS and consolidated into the Action by an October 4, 2010 Order of the Court.

[8]	“Chester County Complaint, ¶ or ¶¶ ” refers to paragraph(s) in Chester County’s Class Action Complaint filed in the Middlesex Superior Court on August 16, 2010.

¶6. 9 Genzyme responded by filing its Schedule 14-9 on October 7, 2010 (the “Schedule 14D9”). This document contained numerous misleading rosy predictions of Genzyme’s standalone future. In fact, on October 8, 2010, Sanofi’s counsel spoke with Lead Plaintiffs’ counsel and listed several disclosure deficiencies in the Schedule 14D9 that he had identified, and encouraged Lead Plaintiffs to include these allegations in Lead Plaintiffs forthcoming Consolidated Complaint. Rudy Decl. at ¶2.
     10. On October 18, 2010, Lead Plaintiffs filed the Consolidated Complaint, which, among other things, included allegations concerning Genzyme’s Schedule 14D9 in response to the Hostile Offer. Specifically, Lead Plaintiffs alleged that the Schedule 14D9 contained materially misleading disclosures and omitted material information concerning the Tender Offer that prevented Genzyme shareholders from making an informed decision on whether to tender their Genzyme shares, including information concerning, inter alia, (i) the Company’s proposed strategy for dealing with Sanofi; (ii) management’s financial forecasts and other financial information related to the value of the Company, which supported the Board’s recommendation that Genzyme shareholders not tender their shares; (iii) the financial analyses performed by the Company’s financial advisors, on which those advisors based their negative fairness opinions; (iv) the progress being made by the Company in recovering from manufacturing disruptions, including the timetable for restoring supplies of Cerezyme and Fabrazyme; and (v) the potential impact of alemtuzumab on the Company’s financial results. The Consolidated Complaint also continued to allege that Genzyme’s obstinate and public refusal to engage in negotiations with Sanofi concerning a potential business combination constituted a breach of the defendants’ fiduciary duty to Genzyme stockholders.

[9]	“Consolidated Complaint, ¶__ or ¶¶__” refers to paragraph(s) in Plaintiffs’ Consolidated Class Action Complaint filed with this Court on October 18,2010.

     11. On October 22, 2010, Genzyme held an investor presentation (the “Investor Presentation”) that disclosed substantial information concerning the Genzyme Board’s valuation of Genzyme based in part on expectations of future revenue to be generated from its drug alemtuzumab, which Genzyme expects to be approved for the treatment of Multiple Sclerosis (“MS”) by the United States Food and Drug Administration (“FDA”). On the same day, Genzyme filed Amendment No. 6 to the Schedule 14D9, which attached the Investor Presentation as further support for the Board’s recommendation that Genzyme shareholders not tender their shares at the Tender Offer price of $69 per share. The Investor Presentation also disclosed the following information, which mooted certain of the disclosure claims set forth in the Consolidated Complaint: (i) management’s projected earnings per share, which were significantly above estimates; (ii) management’s projected revenues and estimated cash flows; (iii) the Company’s plan to restore levels of Cerezyme and Fabrazyme; and (iv) the Company’s plan to capitalize on other pipeline drugs.
     12. Defendants moved to dismiss the Action on November 2, 2010. Lead Plaintiffs opposed this motion and the parties submitted the fully briefed motion to the Court on December 6, 2010. Defendants also filed two motions seeking protective orders in response to various discovery requests made by Lead Plaintiffs, including three requests for production of documents and a notice of deposition of Genzyme’s chief executive officer Henri Termeer.
     13. During this time, public reports indicated that defendants continued to refuse to engage in any discussions with Sanofi. However, according to the March 7, 2011 Amended Schedule 14D9, starting in November 2010 and continuing through February 2011, Genzyme began to engage in discussions with Sanofi, even though Sanofi’s offer remained at $69 per share. Supplement, ¶¶6-8.10 These discussions primarily focused on the appropriate valuation of Genzyme’s stock, especially with respect to properly valuing the Company’s revenue projections for its drug alemtuzumab. Supplement, ¶6.
     14. On February 16, 2011, Genzyme and Sanofi announced that they had entered into the “Merger Agreement whereby Sanofi would acquire Genzyme for $74 in cash and one contingent value right (“CVR”) for each Genzyme share through a first-step tender offer followed by a second-step merger. Supplement, ¶7. The CVR would entitle Genzyme shareholders to future cash payments in the event that Genzyme achieved predetermined milestones within a specified time frame relating to (i) the FDA’s approval of alemtuzumab for the treatment of MS, (ii) future sales of alemtuzumab, and (iii) production targets for Genzyme’s Cerezyme and Fabrazyme products. Supplement, ¶9. The Acquisition is conditioned on, among other things, Sanofi’s filing a registration statement to register the CVRs and securing approval for the CVRs to be listed on the Nasdaq Market Exchange. Supplement, ¶10.
     15. On March 7, 2011, Sanofi filed with the SEC an amended Schedule TO setting forth the revised economic terms of the Tender Offer as well as a registration statement on Form F-4 for the purpose of registering the CVRs. Supplement, ¶11. Pursuant to the amended Schedule TO the Tender Offer is scheduled to expire on April 1, 2010. Also on March 7, 2011, Genzyme filed the March 7 14D9, recommending that Genzyme shareholders tender their shares into the Tender Offer. Supplement, ¶12.
ARGUMENT
     16. For six months, defendants fervently refused to negotiate with Sanofi or provide Sanofi with any due diligence that would enable Sanofi to make an offer to acquire Genzyme for

[10]	“Supplement, ¶ or ¶¶ ” refers to paragraphs in Plaintiffs’ Supplement to the Consolidated Class Action Complaint filed on March 14, 2011.

more than $69 per share. Consolidated Complaint, ¶¶59-76, 89-101. However, due in part to Lead Plaintiffs’ prosecution of the Action, in November 2010, Genzyme began good faith negotiations with Sanofi, which then led to the substantial increase in per-share consideration from $69 to the current Tender Offer consideration of $74.00 in cash and one CVR. These negotiations began in earnest after Lead Plaintiffs filed their meritorious Consolidated Complaint, which included certain allegations and demands for information that were specifically provided by Sanofi. See Rudy Decl. at ¶2. As a result, Genzyme shareholders will now receive an additional $2.65 billion in consideration for their shares of Genzyme common stock. This increase in the Acquisition consideration constitutes a common fund that Lead Plaintiffs’ counsel helped create for the benefit of Genzyme’s shareholders and entitles Lead Plaintiffs to an award of attorneys’ fees. See Coggins, 406 Mass. at 669 (noting that when a party’s efforts create a common fund, the party is entitled to an award of attorneys’ fees from that common fund); In re Amicas, Inc. S’holder Litig., Slip Op. at 4 (awarding fees when enhanced disclosures led to increase in merger consideration).
     17. As described further below, in such circumstances, defendants have the burden of proving that “no causal connection existed between the initiation of the suit and any later benefit to shareholders.” See, e.g., Cal-Maine Foods, Inc. v. Pyles, 858 A.2d 927, 929 (Del. 2004).11 Defendants are simply unable at this time to rebut this presumption, at least without allowing Lead Plaintiffs to take discovery as to causation. See, e.g., Alaska Elec. Pension Fund v. Brown, 941 A.2d 1011, 1016 (Del. 2007) (reversing lower court and remanding for discovery to determine whether defendants could meet their burden of rebutting causation). Accordingly, if Defendants are unwilling to assume the obligation of paying any Court-awarded fee post-closing,

[11]	Delaware law and Massachusetts law are similar regarding attorneys’ fees for mooted shareholder litigation. See In re Amicas, Inc. Shareholder Litigation (Rudy Decl., Exh. A) at 2.

as defendants did for example in the In re Amicas, Inc. Shareholder Litigation matter, then an injunction prohibiting the distribution of $1.9 million of the Acquisition proceeds must issue.
Applicable Legal Standard
     18. “In determining whether to grant a preliminary injunction, the court evaluates ‘the moving party’s claim of injury and its chance of success on the merits.’” Local 762, Int’l Ass’n of Fire Fighters v. Kirk, 25 Mass. L. Rep. 472, 2009 Mass. Super. LEXIS 145, at *l-*2 (Mass. Super. Ct. June 12, 2009) (quoting Packaging Indus. Group, Inc. v. Cheney, 380 Mass. 609, 617 (1980)). “If failure to issue the injunction would ‘subject the moving party to substantial risk of irreparable harm,’ the court ‘must then balance this risk against any similar risk of irreparable harm which granting the injunction would create for the opposing party.’” Id. at 2 (quoting Packaging Indus. Group, Inc., 380 Mass. at 617). “This standard requires that, through ‘an abbreviated presentation of the facts and the law ... the moving party must show that, without the requested relief, it may suffer a loss of rights that cannot be vindicated should it prevail after a full hearing on the merits.’” Planned Parenthood League v. Operation Rescue, 406 Mass. 701, 710 (1990) (quoting Packaging Indus. Group, Inc., 380 Mass. at 616).
     19. To protect its right to seek fees in these circumstances, courts encourage plaintiffs’ counsel to seek an escrow of a fee amount prior to the acquisition closing. See, e.g., In re First Interstate Bancorp Consol. Shareholder Litig., 756 A.2d 353, 362 (Del. Ch. 1999) (awarding fees post-closing under its equitable powers, but noting that it was “generally appropriate” that fees should be paid out of the increased merger consideration). Alternatively, courts note that defendants are often willing to assume any fee obligations post-closing “to facilitate [the] transaction.” See id. at 358 (citing In re Dunkin’ Donuts Shareholders Litig., C.A. Nos. 10825, 10907, 1990 Del. Ch. LEXIS 197, at *7 (Del. Ch. Nov. 27, 1990)). See also Savoie v. Merchants

Bank, 84 F.3d 52, 56 (2d Cir. 1996) (“[W]here a defendant intends to distribute the entirety of what is arguably a common fund, plaintiffs should seek a preliminary injunction to set aside a portion of the common fund, in order to ensure the availability of common fund monies pending a determination by a court as to whether a fee award is warranted.”); United Vanguard Fund, Inc. v. Takecare, Inc., 727 A.2d 844, 847, n. 2 (Del. Ch. 1998) (“Takecare II”) (setting aside part of the merger consideration to allow for the payment of a fee award the court might grant). See also Franklin Balance Sheet Inv. Fund v. Crowley, 2007 Del. Ch. LEXIS 133, at *20, n. 27 (Del. Ch. Aug. 30, 2007) (absent an agreement to pay plaintiffs’ attorneys’ fees in connection with a common fund resulting from litigation over a tender offer, “the Tender Offer would have been delayed while this Court determined the fee and then deducted, pro rata, from each payment made to shareholders the amount of the fees and expenses awarded”).
     20. Here, Lead Plaintiffs easily satisfy the preliminary injunction standard. Lead Plaintiffs have a strong likelihood of success on their forthcoming Fee Application. Defendants will face the obligation of demonstrating that the litigation was in no way a cause of the increased Acquisition consideration. See Cal-Maine, 858 A.2d 929. When as here, Sanofi’s counsel specifically requested the assistance of Lead Plaintiffs in forcing Genzyme to make enhanced disclosures, see Rudy Decl. at ¶2, Defendants will be hard-pressed to meet this burden, at least without discovery. See Alaska Elec. Pension Fund, 941 A.2d at 1016 (“Moreover, given the presumption of causation, it is defendants’ burden to establish that the pending Alaska lawsuit did not in any way contribute to the higher price. On remand, all parties will have the opportunity to address this issue after appropriate discovery.”). Absent Defendants’ otherwise assuming this obligation, or an injunction issuing, Lead Plaintiffs’ counsel face the likely result that their efforts will have helped create a $2.65 billion class benefit, and they will be uncompensated for their efforts. See, e.g., Boeing Co v. Van Gemert, 444 U.S. 472, 478 (1980) (“this Court has recognized consistently that a litigant or a lawyer who recovers a common fund for the benefit of persons other than himself or his client is entitled to a reasonable attorney’s fee from the fund as a whole. The common-fund doctrine . . . rests on the perception that persons who obtain the benefit of a lawsuit without contributing to its costs are unjustly enriched at the successful litigation’s expense.”).
     21. Accordingly, the Court should preliminarily enjoin the distribution of $1.9 million of the Acquisition proceeds and escrow those monies in an interest-bearing account until this Court can hear and rule on Lead Plaintiffs’ Fee Application.
Lead Plaintiffs Have a Likelihood of Succeeding on Their Claim to Entitlement of an Award of Attorneys’ Fees for Creating a Common Fund
     22. Lead Plaintiffs are entitled to an award of attorneys’ fees for creating a common fund for the benefit of the class of Genzyme shareholders. See In re Amicas, Inc. S’holder Litig., Slip Op. at 3 (citing Coggins v. New England Patriots Football Club, Inc., 406 Mass. 666, 669 (1990)). As this Court recently held, the standard for determining whether there is a causal link between Lead Plaintiffs’ litigation efforts and the creation of the common fund is the same under both Massachusetts and Delaware law. See id. at 2.
     23. Under Delaware law, a fee award is appropriate where a plaintiffs claims are mooted by a defendant’s actions during the course of litigation if an ascertainable class received a substantial benefit and the litigation was in any way a cause of the benefit. See, e.g. Dover Historical Soc’y, Inc. v. City of Dover Planning Comm’n, 902 A.2d 1084, 1089 (Del. 2006); In re First Interstate Bancorp Consol. Shareholder Litig., 756 A.2d at 357 (discussing the propriety of awarding a plaintiff attorneys’ fees when defendants take actions to moot a plaintiffs claims); In re Dunkin’ Donuts Shareholders Litig., 1990 Del. Ch. LEXIS 197, at *15 (holding that substantive relief through judgment or settlement of litigation is not required for an award of attorneys’ fees as “[s]uch a requirement would be especially inequitable where, as in the present situation, a defendant moots a cause of action — effectively denying plaintiff a chance at a substantive victory”); Rosenthal v. Burry Biscuit Co., 209 A.2d 459, 460 (Del. Ch. 1949) (“a plaintiff may not be deprived of a fee by action taken by a defendant which has the effect of curing the alleged wrong and rendering the controversy moot, unless it be demonstrated that the curing of the defect is in nowise related to the lawsuit and the lawsuit would not have succeeded in any event”).
     24. By issuing material disclosures in the Investor Presentation, which provided information to Genzyme shareholders and Sanofi concerning the value of the Company, and subsequently agreeing to meet with Sanofi to discuss Sanofi’s $69 per-share offer, defendants mooted Lead Plaintiffs’ claims regarding defendants’ failure to negotiate and the disclosure deficiencies set forth in the Schedule 14D9. These actions, which were attributable, at least in part, to Lead Plaintiffs’ prosecution of this Action, conferred a substantial benefit on Genzyme shareholders: first, by enabling them to decide whether to tender their shares at the Tender Offer price, and second, by leading to substantive negotiations between Sanofi and Genzyme, which resulted in an increased offer of $74 per share in cash, plus a CVR worth as much as $14 per share.
25. Defendants bear a heavy burden to overcome the presumption that there is no causal connection between Lead Plaintiffs’ prosecution of the Action and Defendants’ decision to engage Sanofi in negotiations and the consequent increase in the Acquisition consideration. See, e.g., Cal-Maine, 858 A.2d at 929 (“Because Cal-Maine mooted the stockholders’ claims ...

it has the burden to show that ‘no causal connection existed between the initiation of the suit and any later benefit to the shareholders.’ In other words, Cal-Maine must demonstrate that the stockholders’ suit ‘did not in any way cause [its] action.’”) (citations omitted); Takecare II, 727 A.2d at 852 (“defendants bear the burden of demonstrating that there was no causal connection between the initiation of the lawsuit and any subsequent benefit to the shareholders”) (emphasis in original); United Vanguard Fund v. Takecare, Inc., 693 A.2d 1076, 1080 (Del. 1997) (“Takecare I”) (“Where, as here, a corporate defendant, after a complaint is filed, takes action that renders the claims asserted in the complaint moot, Delaware law imposes on it the burden of persuasion to show that no causal connection existed between the initiation of the suit and any later benefit to the shareholders. This rebuttable presumption exists because it is the ‘defendant, and not the plaintiff, who is in a position to know the reasons, events and decisions leading up to the defendant’s action.’ Defendants, therefore, have the burden of rebutting the presumption by demonstrating that the lawsuit ‘did not in any way cause their action.’”) (citations omitted).
     26. Moreover, as explained in the Rudy Declaration, after Genzyme published its Schedule 14D9, Sanofi’s counsel encouraged Lead Plaintiffs to include various disclosure allegations in their forthcoming Consolidated Complaint. Rudy Decl. at ¶2. Those disclosure allegations were in fact included, and were then subsequently mooted by Genzyme’s later public disclosures. On this record, Defendants cannot possibly rebut the presumption of causation without discovery. See In re First Interstate Bancorp Consol. Shareholder Litig., 756 A.2d at 363 (“The presumption of causation is a heavy one ‘and it is to be expected that defendant will not often be able to satisfy it.’”). In Alaska v. Brown, for example, the Delaware Supreme Court held that a litigant was entitled to the presumption of causation, as well as discovery, where its counsel had a single conversation with a third-party shareholder who thereafter successfully agitated for a higher price in a tender offer. 941 A.2d at 1016. The court wrote:
We are not unmindful of the fact that Chesapeake negotiated the last price increase, and that both the defendants and the trial court credited the increase entirely to Chesapeake’s unique leverage. The fact remains, however, that Chesapeake consulted with Alaska about stock values during those negotiations. Moreover, given the presumption of causation, it is defendants’ burden to establish that the pending Alaska lawsuit did not in any way contribute to the higher price. On remand, all parties will have the opportunity to address this issue after appropriate discovery.
Id. Similarly here, absent discovery, the presumption cannot possibly be entirely rebutted. Thus, Lead Plaintiffs have a likelihood of succeeding on their forthcoming Fee Application.
Lead Plaintiffs Will Suffer Irreparable Injury Should the Court Fail to Issue a Preliminary Injunction and Escrow a Portion of the Acquisition Proceeds
     27. Because Lead Plaintiffs are only entitled to recover fees from the class that received the benefit of the common fund, Lead Plaintiffs will be irreparably harmed if that fund is distributed without setting aside any portion of those proceeds for payment of fees. See, e.g., Savoie, 84 F.3d at 58 (“If plaintiffs were subsequently awarded attorney’s fees but a portion of the common fund had not been set aside, plaintiffs would have had to attempt to seek recovery from each of the hundreds of trust customers who received part of the $9 million payment. We agree with the Magistrate Judge that such a recourse is so impractical as to be infeasible, and constitutes irreparable harm.”) (emphasis added, citations omitted); Dunkin’ Donuts, 1990 Del. Ch. LEXIS 197, at *28-*31, n.2 (holding that attorneys’ fees were unavailable because the common fund had already been distributed). Therefore, as it is appropriate for Lead Plaintiffs’ attorneys fees to be paid out of the common fund,12 Lead Plaintiffs’ Motion to escrow a portion

[12]	See, e.g., In re First Interstate Bancorp Consol. Shareholder Litig., 756 A.2d 353, 358 (Del. Ch. 1999) (finding that “there is ample authority for the proposition that [similar] litigation ... might result in an award of fees out of the consideration paid to stockholders”); Allied Artists Pictures Corp. v. Baron, 413 A.2d 876, 878 (Del.1980)

of the common fund created as a result of the litigation of the Action until a hearing can take place on Lead Plaintiffs’ Fee Application is proper.
The Balance of Irreparable Injury Favors Temporarily Enjoining Distribution of a Minute Percentage of the Acquisition Proceeds Until Lead Plaintiffs’ Fee Application is Heard
     28. Lead Plaintiffs’ request for injunctive relief creates a minimal burden, which heavily tips the balance of equities in favor of granting Lead Plaintiffs’ Motion, as the alternative would be to leave Lead Plaintiffs’ counsel uncompensated for the substantial benefit they helped to confer on Genzyme’s shareholders through the increased Acquisition consideration.
     29. In evaluating the balance of risks of irreparable injury to the parties, “[t]he task for the motion judge is to balance the risk of irreparable harm to the plaintiff and defendant ‘in light of [each] party’s chance of success on the merits’ at trial.” Planned Parenthood League, 406 Mass. at 710 (quoting Packaging Indus. Group, Inc., 380 Mass. at 617). Indeed, in balancing the risks of irreparable injury, “[w]hat matters as to each party is not the raw amount of irreparable harm the party might conceivably suffer, but rather the risk of such harm in light of the party’s chance of success on the merits.” Hull Municipal Lighting Plant v. Massachusetts Municipal Wholesale Electric Co., 399 Mass. 640, 645 (1987) (quoting Packaging Indus. Group, Inc., 380 Mass. at 617) (emphasis added). Because Lead Plaintiffs have a likelihood of success on the merits, it is appropriate to balance the risks of irreparable harm in Lead Plaintiffs’ favor. See id. (“Because we find that [the plaintiff] is likely to prevail on the merits, infra, we conclude that the balancing of the risk of irreparable harm was properly struck in favor of [the plaintiff].”).
     30. As explained above, the $1.9 million that Lead Plaintiffs request be escrowed represents a decrease in the per-share Acquisition consideration to Genzyme’s shareholders of

(stating that “[w]here [shareholder] action results in a corporate [or common] fund being created or supplemented, counsel’s recovery may be had out of this fund if their efforts helped produce it”).

only $0.000098 out of the $74.00 per share in cash that each Genzyme shareholder is entitled to receive pursuant to the Acquisition. At worst, in the event that a court later finds that Lead Plaintiffs are not entitled to an award of attorneys’ fees out of the common fund, each Genzyme shareholder will receive their extra $0.000098 per share plus any interest that has been accumulated while the $1.9 million has remained in the escrow account. Yet, should the Court not enjoin the disbursement of the $1.9 million and Lead Plaintiffs are entitled to an award of attorneys’ fees, Lead Plaintiffs will be forever foreclosed from securing an award out of the common fund and consequently Genzyme shareholders will be unjustly enriched.
31. Moreover, Lead Plaintiffs’ requested set-aside of merely 0.07% of the common fund is eminently reasonable and supported by this Court’s recent decision in In re Amicas, Inc. Shareholder Litigation. Therein, Judge Neel found that while it would have been appropriate to pay plaintiffs’ attorneys’ fees out of the common fund had defendants not agreed to take on the responsibility of paying for plaintiffs’ attorneys’ fees, the appropriate measure of an attorneys’ fee award under Massachusetts law is based on the “lodestar” method rather than the “percentage of the fund” method. In re Amicas, Inc. S’holder Litig., Slip Op. at 4-5. Because Lead Plaintiffs’ counsel’s lodestar here is $908,449.25, the $1.9 million that Lead Plaintiffs request be escrowed results in a modest lodestar multiplier of 2.09,13 which has been found to be appropriate in this Court. See In re Amicas, Inc. S’holder Litig., Slip Op. at 8 (awarding a 5 times multiplier on plaintiffs’ counsel’s lodestar); see also Cummings v. National Shawmut Bank, 284 Mass. 563, 569 (1933) (awarding a greater than 17 times multiplier on counsel’s hours billed).

[13]	Lead Plaintiffs also incurred $14,705.36 in unreimbursed expenses, which Lead Plaintiffs deducted from the $1.9 million to calculate the lodestar multiplier.

     32. Accordingly, the balance of irreparable injury to the parties militates strongly in favor of granting the preliminary injunction as Lead Plaintiffs will suffer irreparable injury while defendants and Genzyme stockholders will suffer no cognizable hardship.
Lead Plaintiffs Have Demonstrated Good Cause as to Why the Court Should Not Require Security Upon Issuance of a Preliminary Injunction
     33. The amount of the security required under Rule 65 is entirely within the Court’s discretion, and the Court need not require any security upon issuance of the preliminary injunction should Lead Plaintiffs show good cause that such security is unnecessary. See Petricca Constr. Co. v. Commonwealth, 37 Mass. App. Ct. 392, 400-01 (1994) (“rule 65(c) explicitly allows the court discretion as to security.”); Herman v. Home Depot, Inc., 2001 Mass. App. Div. 132, 136 (2001) (“In any event, under Rule 65(c) a court need not require a bond. The court’s decision on such matters is discretionary.”).
     34. The enjoined party must present admissible, competent, qualitative and quantitative evidence of harm that an injunction would cause. See, e.g., Coquina Oil Corp. v. Transwestern Pipeline, Co., 825 F.2d 1461, 1462 (10th Cir. 1987) (holding that the court has the discretion to determine that security is unnecessary in absence of proof showing likelihood of harm); Temple Univ. v. White, 941 F.2d 201, 219-20 (3d Cir. 1991) (equities of potential hardships weighed in favor of waiving bond requirement); Int’l Controls Corp. v. Vesco, 490 F.2d 1334, 1356 (2d Cir. 1974) (holding that court may dispense with security when there is no proof of likelihood of harm to party enjoined.).
     35. Defendants cannot do that here. As discussed above, the proposed preliminary injunction is a temporary set aside and the monies sought to be escrowed would be held in an interest-bearing account. Accordingly, as explained above, if the Court later denies Lead

Plaintiffs’ Fee Application, all monies held in escrow will be distributed with interest to Genzyme shareholders resulting in no cognizable harm. Thus the Court should not require security before issuing a preliminary injunction here.
Conclusion
     36. For all of the foregoing reasons, a preliminary injunction should issue, in the form submitted herewith, enjoining from the distribution of $1.9 million of the Acquisition proceeds and escrowing that money in an interest-bearing account until this Court may hear and rule on Lead Plaintiffs’ forthcoming Fee Application.
REQUEST FOR HEARING
     Pursuant to Superior Court Rule 9A(c)(2), Lead Plaintiffs request a hearing on this motion.
     WHEREFORE, Lead Plaintiffs respectfully request that the Court grant the Motion, and that the Court enter the form of Order submitted contemporaneously herewith.

Dated: March 24, 2011	Respectfully submitted, By their attorneys,
/s/ David Pastor
David Pastor (BBO #391000)
GILMAN & PASTOR, LLP 63 Atlantic Avenue, 3rd Floor Boston, MA 02110 Phone: 617-742-9700 Fax: 617-742-9701 Plaintiffs Liaison Counsel Lee D. Rudy Michael C. Wagner J. Daniel Albert J. Quinn Kerrigan

BARROWAY TOPAZ KESSLER MELTZER & CHECK, LLP
280 King of Prussia Road
Radnor, Pennsylvania 19087
Phone: 610-667-7706
Fax: 610-667-7910

Jay W. Eisenhofer
Michael J. Barry (BBO #638667)
GRANT & EISENHOFER, P. A.
1201 N. Market Street
Wilmington, DE 19801
Phone: 302-622-7000
Fax: 302-622-7100

Plaintiffs’ Lead Interim Class Counsel

Lynda J. Grant
THE GRANT LAW FIRM PLLC
521 Fifth Avenue, 17th Floor
New York, NY 10175
Phone: 212-292-4441
Fax: 212-292-4442

Mark C. Gardy
GARDY & NOTIS, LLP
560 Sylvan Avenue, Third Floor
Englewood Cliffs, NJ 07632
Phone: 201-567-7377
Fax: 201-567-7337

Harold B. Obstfeld
HAROLD B. OBSTFELD, P.C.
100 Park Avenue, 20th Floor
New York, NY 10017
Tel: 212-696-1212
Fax: 212-696-1398

Plaintiffs’ Additional Counsel

CERTIFICATE OF SERVICE
     I hereby certify, under penalty of perjury, that on March 24, 2011, I served a copy of the foregoing Plaintiffs’ Emergency Motion for Preliminary Injunction to Escrow a Portion of the Acquisition Proceeds for the Payment of Plaintiffs’ Counsel’s Attorneys’ Fees and Expenses, on all counsel on the attached Service List, via electronic mail (except where indicated otherwise).

/s/ David Pastor
David Pastor

SERVICE LIST

(via hand-delivery)	Marc Topaz
John D. Donovan (BBO #130950)	Lee D. Rudy
Robert G. Jones (BBO #630767)	BARROWAY TOPAZ KESSLER
Alison E.H. McLaughlin (BBO #663060)	MELTZER & CHECK LLP
Rodman K. Forter, Jr.	280 King of Prussia Road
Mark D. Vaughn (BBO #673002)	Radnor, PA 19087
ROPES & GRAY LLP	Phone: 610-667-7706
Prudential Tower	Fax: 610-667-7910
800 Boylston Street	mtopaz@btkmc.com
Boston, MA 02199-3600	lrudy@btkmc.com
Phone: 617-951-7000
Fax: 617-951-7075	Plaintiffs’ Co-Lead Counsel
john.donovan@ropesgray.com
robert.iones@ropesgray.com	Jay W. Eisenhofer
rodman.forter@ropesgray.com	Michael J. Barry (BBO #638667)
altson.mclauehlin@ropesgray.com	Michelle Carino
mark.vaughn@ropesgray.com	GRANT & EISENHOFER, P.A.
1201 N. Market Street
Attorneys for Defendant, Genzyme Corp.	Wilmington, DE 19801
Phone: 302-622-7000
Theodore N. Mirvis	Fax: 302-622-7100
William D. Savitt	jeisenhofer@gelaw.com
WACHTEL, LIPTON, ROSEN & KATZ	mbarry@gelaw.com
51 West 52nd Street	mcarino@gelaw.com
New York, NY 10019
Phone: 212-403-1000	Plaintiffs’ Co-Lead Counsel
Fax: 212-403-2000
TNMirvis@wlrk.com	Lynda J. Grant
WDSavitt@wlrk.com	THE GRANT LAW FIRM PLLC
521 Fifth Avenue, 17th Floor
Attorneys for Robert J. Carpenter, Charles L.	New York, NY 10175
Cooney, Douglas A. Berthiaume, Gail K.	Phone: 212-292-4441
Boudreaux, Robert J. Bertolini, Victor J.	Fax: 212-292-4442
Dzau, Connie Mack III, Richard F. Syron,	lgrant@grantfirm.com
Ralph V. Whitworth, Steven Burakoff, Eric
Ende, and Dennis M. Fenton

John A. Neuwirth	Mark C. Gardy
Weil, Gotshal & Manges LLP	Charles Germershausen
767 Fifth Avenue	GARDY & NOTIS, LLP
New York, New York 10153	560 Sylvan Avenue, Third Floor
Phone: 212-310-8297	Englewood Cliffs, NJ 07632
Fax: 212-310- 8007	Phone: 201-567-7377
john.neuwirth@weil.com	Fax: 201-567-7337
mgardy@gardylaw.com
Counsel for Sanofi-Aventis SA	cgermershausen@gardylaw.com
Plaintiffs’ Counsel

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